LAW OFFICES OF GARY L. BLUM

3278 WILSHIRE BOULEVARD

SUITE 603

LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM EMAIL: gblum@gblumlaw.com	TELEPHONE: (213) 381-7450 FACSIMILE: (213) 384-1035

December 21, 2018

Ms. Sonia Bednarowski

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	TraqIQ, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed October 19, 2018
File No. 024-10849

Dear Ms. Bednarowski:

Enclosed is the TraqIQ, Inc.’s response to your comment letter dated November 13, 2018, regarding Amendment No.1. The following changes are made in response to your comment letter. The paragraph numbers below correspond to the numbered comments in your comment letter.

Amendment No. 1 to Offering Statement on Form 1-A

Offering Circular Summary

The Offering, page 9

1.	We note your response to our prior comment 4 and reissue in part. Your disclosure on page 10 regarding the offering period and the termination of the offering conflicts with your disclosure on the cover page and on page 9. Please revise for consistency.

Response: Revised for consistency to state: “The offering will conclude upon the earlier of: (1) when all 17,000,000 shares of common stock offered by us and the 7,055,596 Selling Security Shareholders’ shares of common stock have been sold; (2) the date which is one year after this Offering Circular becomes effective with the Securities and Exchange Commission; or (3) the date on which this Offering is earlier terminated by us in our sole discretion.”

Ms. Sonia Bednarowski

December 21, 2018

Use of Proceeds, page 24

2.	We note your revised disclosure on page 24 that your notes are currently in default. Please include a risk factor discussing the negative impact to your business related to your failure to repay these notes.

Response: All the notes that were in default have been extended as set forth in the Form 1-A, Amendment No. 1. We have also added a risk factor discussing the negative impact to the business related to the Company’s failure to repay these notes on their respective due dates.

Business

OmniM2M, Inc., page 31

3.	We note your revised disclosure on page 31 that you purchase hardware from various manufacturers. Please clarify whether you are purchasing hardware designed by other companies or if the manufacturers are manufacturing the hardware designed by OmniM2M. If the manufacturers are manufacturing the OmniM2M designed hardware, please disclose whether you have an exclusive agreement with these manufacturers such that the manufacturer may not sell these products to other companies.

Response: We have revised to reflect that the Company currently purchases hardware from manufacturers that is designed by the manufacturers. It does not expect this to change in the foreseeable future as it takes considerable capital to design, build and test new hardware products. However, the cloud-based software that is running on these devices is proprietary to OmniM2M. OmniM2M has developed and owns the software. OmniM2M does not have an exclusive agreement with the manufacturers for the use of the hardware. OmniM2M licenses its software for use by our customers.

TransportIW, Inc. (“TransportIQ”), page 33

4.	We note your response to our prior comment 7 and reissue in part. Please disclose the regions in which you operate as well as the types of goods that your drivers haul.

Response: TransportIQ has a national footprint with a particular emphasis on the Southeast region of the United States. More than 70% of its business is from the Southeast United States. Our drivers haul dry goods between storage warehouses for our customers. These goods include both consumer and business products. We also haul non-perishable foods, beverages, fertilizer and fabrics.

Ms. Sonia Bednarowski

December 21, 2018

Management, page 35

5.	Please disclose whether Mr. Dubois is an independent director. In addition, we note that he serves as a director and advisor for a company in your industry. Please include a risk factor addressing the potential conflicts of interests that his position with Expeditors International may create with your business or tell us why this is not necessary.

Response: We do not believe an additional risk factor is necessary. Mr. Dubois is an independent director and we do not believe his association with Expeditors creates a conflict of interest with the Company. TransportIQ operates trucks while Expeditors offers supply chain and logistic solutions. Expeditors does not own or operate any trucks, ships or aircraft. They purchase transportation capacity from their partners so we do not believe there is any conflict of interest. It is disclosed on page 32 under Possible Potential Conflicts.

Certain Relationships and Related Party Transactions, page 38

6.	We note your disclosure on page F-9 that during the six months ended June 30, 2018 you received additional proceeds from a related party of $40,000 pursuant to a convertible note maturing on September 30, 2018. Please revise this section to include the disclosure required by Item 404 of Regulation S-K or tell us why you believe that this is not necessary.

Response: Revised to include the disclosure required by Item 404 of Regulation S-K. The $40,000 related party loan was actually $50,000 and was revised in the Company’s Form 10-Q and Form 10-Q/A for the period ended September 30, 2018. The $10,000 difference was recorded as a debt and has been corrected to convertible debt. The disclosure now reflects that $25,000 is from DV Sikka, the father of the Company’s CEO and the other $25,000 is from Satinder Thiara, wife of the Company’s CEO. Also, $45,000 of notes from Swarm Singh have been reclassified from debt to related party debt as set forth in the Form 10-Q/A.

Ms. Sonia Bednarowski

December 21, 2018

Selling Security Holders, page 45

7.	We note that, on page 45, you disclose that “the Selling Security Holders will be limited to selling the shares at $1.00 per share (the set offering price per share pursuant to this prospectus) until the shares are quoted on the OTC MARKETS or an exchange.” Please revise to clarify that the selling security holders will sell their shares pursuant to your Regulation A offering at a fixed price. At the market offerings are not permitted under Regulation A. Refer to Rule 251(d)(3)(ii) of Regulation A.

Response: Revised to state that the selling security holders will sell their shares pursuant to the Regulation A offering at a fixed price by deleting “…until the shares are quoted on the OTC Markets or an exchange.”

General

8.	Please revise to include Part III of your Form 1-A and file the exhibits required by Item 17 of Form 1-A.

Response: Revised to include Part III of our Form 1-A and have filed the exhibits required by Item 17 of Form 1-A.

9.	Please have counsel revise its opinion to provide its opinion regarding the shares offered by the selling shareholders. Although the Offered Shares seems to include the shares offered by the selling shareholders, the opinion itself seems to address only those shares which have not yet been issued.

Response: Counsel has revised his opinion regarding the shares offering by the selling shareholders.

We have also updated the financial statements and relevant parts to reflect the financial information as of September 30, 2018. We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at (213) 369-8112.

Sincerely yours,

LAW OFFICES OF GARY L. BLUM

By:	/s/ Gary L. Blum

cc:	Ajay Sikka
Lloyd Spencer